United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On September 20, 2021, from 7 am to 8:05 am, met, by videoconference, Messrs. José Luciano Duarte Penido (“JP”) – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman (“FB”), Eduardo de Oliveira Rodrigues Filho (“ER”), José Maurício Pereira Coelho (“JM”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). Mr. Luiz Gustavo Gouvêa was present as General Governance Secretary of Vale. Thus, the Board of Directors approved the following: “ELECTION OF EXECUTIVE OFFICER OF FINANCE AND IR – Upon indication by the Chief Executive Officer and with the favorable opinion of the People, Remuneration and Governance Committee (“CPRG”), the Board of Directors unanimously approved (i) the election of Mr. Gustavo duarte pimenta, Brazilian, married, economist, holder of identity card SSP/MG #5.762.765, registered in CPF/ME under #035.844.246-07, with home address at 1611 Simmons Dr., McLean, VA, United States, as Executive Officer of Finance accumulating the position of Investor Relations of the Company, according to Art. 14, item III of Corporate Bylaws. The Executive Officer elected hereby, who will hold the position from 11/01/2021 to 05/26/2024, declared not to be impeded to perform his functions in terms of article 147 of Law 6,404/76 (…).”; “ELECTION OF EXECUTIVE OFFICER OF BUSINESS STRATEGY & TRANSFORMATION – Upon indication by the Chief Executive Officer and upon favorable opinion of CPRG, the Board of Directors approved, by majority, with registration of the contrary vote of the Board member MG attached hereto, the election of Mr .. Luciano siani pires, Brazilian, married, mechanical engineer, holder of identity card IFP/RJ #07670915-3, registered in CPF/ME under #013.907.897-56, with business address at Praia de Botafogo nº 186, office 1901, in the City of Rio de Janeiro, RJ, as Executive Officer of Business Strategy and Transformation of Vale, according to presented proposal. The Executive Officer elected hereby, who will hold the position from 11/01/2021 to 05/26/2024, declared not to be impeded to perform his functions in terms of article 147 of Law 6,404/76.” I hereby attest that the items above reflects the decision taken by the Board of Directors.

Rio de Janeiro, September 21, 2021.

Luiz Gustavo Gouvêa

Secretary

VALE – RCA DATED 09/20/2021 – MANIFESTATION OF THE VOTE OF BOARD MEMBER MARCELO GASPARINO

Mister President of the Administration Board,

Item 1 – Process of selection of a member of the Executive Board – CFO

Considering the debates on the subject at RCA dated 09/16/21, which I have already requested record of, and for the present meeting called for deliberation purposes, and considering the history I have in memory, I would like to record my opinion and vote:

According to words already said in this environment, in 2015, Vale technically “broke”, and the changes ended up happening quite later, in 2017. In 2017, the profile of the new CEO enabled changes, but which did not fully meet the desire of some stakeholders.

I also recall that at AGM 2017, the Administration was seriously criticized by the Market for its stance in relation to the shareholders´ representation, conduct which was totally different at AGE held in October the same year.

The profiles of the last three CEOs led Vale to great progress, without a doubt, the biggest was the implementation of the Serra Sul Project with the S11D mine, but they also left their Administration Board a little “in the wake” of their decisions. This reality changed significantly with the arrival of Eduardo Bartolomeo, an executive who has been carrying out fundamental work for the Company to regain its “social license to operate”.

However, the lack of information regarding the process of selection of new CFO, which was confirmed by the Coordinator of the People, Remuneration and Governance Committee, is something that is worth mentioning for the discussion within the Administration Board to be made during the process as well.

Ratifying deliberations, even recognizing the professional attributes of the indicated person, do not reflect what at least I wants for Vale.

I wish success to the elected VP of Finance.

I vote in favor of the election.

Item 2 – Process of selection of a member of the Executive Committee – Business Strategy and Transformation

In 2020, the Board heard reports about a selection process which did not come to a conclusion.

The tragedy of Brumadinho in 2019 exposed the Control Group of the Company at that time to the obligation to take new measures, and the market imposed changes, especially regarding transparency. However, these actions were not “read” as sufficient, and we had a general assembly meeting contested in 2021, which ended up modifying the composition considered perfect for AB for more diverse formation.

And among the perceptions of this diversity, there was the need of change. And with all skills, the proposal agendas are presented, either in the Board or on its committees. And changes in the management have already been desired, not only in the presented position, but perhaps in others as well.

In summary, from all comments gathered from the other board members, I understand that the indicated name, which already responds for the position, already has a history of important contributions to the Company, while he has already completed his cycle in my opinion.

I understand that we cannot lose the opportunity to bring an “outsider”, who can engage in the process of transformation of Vale. How can we be more diverse, fair and inclusive if we don't use the opportunities that surge?

Furthermore, we are constantly talking about internationalization of the board (Executive Committee), and perhaps the position with the highest number of options would be that of CFO, in which we decided to repatriate a Brazilian executive.

The board member has to “pay attention to the signs”. We have a great team and at this moment, I don't see any chance to make any changes in the other positions already occupied by Brazilians. Celebrate is a verb used repeatedly by the only woman, and black, elected for the 2021-23 mandate. It is important to remember that at GAM 2021, the Nomination Committee recommended 3 women to the shareholders, and among the reasons for that, there was the increase of diversity and internationalization.

We have to take advantage of the opportunity for renewal of the Executive Committee to seek a professional with solid international experience, preferably in the Commodities segment, and who can challenge Vale's administrators in relation to its future. Thus, I believe that we can “celebrate”.

The term "VUCA", always present for administrators responsible for the decisions, which can mean success, indifference or failure, make me propose Vale´s Administration Board together with its CEO to address the scope of the competency matrix for this position and to search for a talent in the market.

I think with the words of our CEO: “need is the mother of innovation”.

I hereby respectfully would like to thank for all efforts and dedication Mr. Siani Pires provided in the past 14 years.

For deliberation, I hereby register my vote against the proposal.

In this regard, I request the Secretary of Governance, and the present RCA, this vote to be attached to the public minutes of the present RCA, in Portuguese and English versions.

Sincerely,

Marcelo Gasparino da Silva – Independent Member of the Administration Board

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: October 19, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations